

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Tony J. VunCannon
Executive Vice President and Chief Financial Officer
HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

  Re: HomeTrust Bancshares, Inc.
    Registration Statement on Form S-3
    Filed March 6, 2023
    File No. 333-270288

Dear Tony J. VunCannon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact John Stickel at 202-551-3324 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance